AOC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

Note 1 - Organization

AOC Securities, LLC (the "Company") is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was founded in January 18, 2012 under the laws of the State of Delaware. The Company engages in a general securities business with institutional investors. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition

The Company records securities transactions, and related profit and loss arising from such transactions, on a trade-date basis. Commission revenue and related expenses are recorded on a trade-date basis. The revenue and expense from such transactions would not be materially different if reported on a settlement-date basis.

The Company considers all fees receivable at December 31, 2015 to be collectable and no allowance for doubtful accounts is deemed necessary at December 31, 2015.

Income Taxes

The Company had elected to be taxed as a partnership, under the Internal Revenue Code. Accordingly, no federal income tax provision and state income taxes, to the extent possible, have been recorded in the financial statements, as all items of income and expense generated by the Company are reported on the members' personal income tax returns. The Company's open tax years subject to examination by taxing authorities include the year ended December 31, 2014. The Company has no federal or state tax examinations in process as of December 31, 2015.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The accompanying notes are an integral part of this financial statement.
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Note 2 - Summary of Significant Accounting Policies (continue)

Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at a major financial institution.

At times, cash balances may exceed insured limits. The Company has not experienced any losses in such accounts. The Company considers all highly liquid instruments purchased with a maturity date of three months or less with purchased to be cash equivalents.

The Company maintains its cash balances in one financial institution. These balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

Note 3 - Concentrations

The Company maintains cash balances in one financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits.

Note 4 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $100,000 or one-fifteenth of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $137,554, which exceeded its requirement by $37,554. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2015, this ratio was 5.86 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(ii)of the Rule.

Note 5 - Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2015 through the date of this financial statements, which is the date that the financial statement was available to be issued. During this period, there were no material subsequent events requiring disclosure.

The accompanying notes are an integral part of this financial statement.